

Mail Stop 3030

August 18, 2009

Via Facsimile and U.S. Mail

Mr. Makoto Uenoyama
Director
Panasonic Corporation
1006, Oaza Kadoma, Kadoma-shi
Osaka 571-8501, Japan

> **Re: Panasonic Corporation**
> **Form 20-F for the fiscal year ended March 31, 2009**
> **File No. 1-06784**

Dear Mr. Uenoyama:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2009

Item 5. Operating and Financial Review and Prospects, page 28

Interest Expense, Goodwill Impairment and Other Deductions, page 32

1.   We note your disclosures here and in Note 6 in the consolidated financial
        statements regarding the 314 billion yen impairment of your fixed assets. Given
        the significant nature of this charge, please revise future filings as appropriate to
        provide additional disclosure regarding this impairment charge, including a
        discussion of how the impairment charge relates to your expectations for your
        results of operations in future periods. Please specifically discuss any known
        trends or uncertainties that have had or that you reasonably expect will have a
        material favorable or unfavorable impact on revenues or income from continuing
        operations. Refer to Item 5(D) of Form 20-F.

Accounting Principles, page 46

Long-lived Assets, page 46

2.   With a view toward expanded disclosure in future filings, please provide us with
        additional information regarding your evaluation of long lived assets for
        impairment. Discuss the valuation methodologies you used and how you
        weighted each methodology. Disclose any material assumptions used, such as
        discount rates, growth rates, comparable sales multiples, etc. Finally, discuss the
        significant management judgments and estimates involved in your evaluation of
        the recoverability of your long-lived assets.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please file your cover letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief